SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

 FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2001 Commission File Number 1-5480

A.	Full title of the plan and address of the plan:
TEXTRON SAVINGS PLAN 40 Westminster Street Providence, Rhode Island 02903
B.	Name of issuer of the securities held pursuant to the plan and address of its principal executive office:
TEXTRON INC. 40 Westminster Street Providence, Rhode Island 02903

REQUIRED INFORMATION

 Financial Statements and Exhibit

The following Plan financial statements and schedules prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 are filed herewith, as permitted by Item 4 of Form 11-K:

 Report of Independent Auditors
Statements of Net Assets Available for Benefits for each of the years ended December 31, 2001 and 2000
Statements of Changes in Net Assets Available for Benefits for each of the years ended December 31, 2001 and 2000
Notes to financial statements

Supplemental Schedules:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Schedule H, Line 4j - Schedule of Reportable Transactions

The Consent of Independent Auditors is filed as an exhibit to this Annual Report.

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee appointed by the Board of Directors of Textron Inc. to administer the Plan has duly caused this Annual Report on Form 11-K to be signed by the undersigned hereunto duly authorized.

TEXTRON SAVINGS PLAN

By: /s/Michael D. Cahn Attorney-in-fact

Date: June 27, 2002

Financial Statements and Supplemental Schedules

Textron Savings Plan

Years ended December 31, 2001 and 2000

Textron Savings Plan

Financial Statements
and Supplemental Schedules

Years ended December 31, 2001 and 2000

Report of Independent Auditors

Textron Inc.
Plan Sponsor
Textron Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Textron Savings Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2001, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

ERNST & YOUNG LLP

Providence, Rhode Island
June 4, 2002

Textron Savings Plan

Statements of Net Assets Available for Benefits
(In Thousands)

	December 31
	2001	2000
Assets
Investments	$1,380,046	$1,381,014
Non-interest bearing cash	44	57
	1,380,090	1,381,071

Accrued investment income	8,056	7,704
Total assets	1,388,146	1,388,775

Liabilities
Accrued expenses	210	570
Net assets available for benefits	$1,387,936	$1,388,205

See accompanying notes.

Textron Savings Plan

Statements of Changes in Net Assets Available for Benefits
(In Thousands)

	Year ended December 31
	2001	2000
Additions
Interest and dividends	$ 42,495	$ 40,696

Transfers from other plans	127,262	-

Contributions:
Participants	104,517	107,705
Participant rollovers	4,232	11,431
Employer	45,799	46,996
	154,548	166,132
Total additions	324,305	206,828

Deductions
Benefits paid to participants	164,615	166,415
Net depreciation in fair value of investments	158,936	636,062
Administrative expenses	1,023	1,189
Total deductions	324,574	803,666

Net decrease	(269)	(596,838)

Net assets available for benefits:
Beginning of year	1,388,205	1,985,043
End of year	$1,387,936	$1,388,205

See accompanying notes.

Textron Savings Plan

Notes to Financial Statements

December 31, 2001

1.  Description of Plan

General

The Textron Savings Plan (the "Plan") is primarily an employee stock ownership plan covering substantially all domestic employees of Textron Inc. ("Textron"), as defined in the Plan. The remainder of the Plan is a profit-sharing and 401(k) plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") and was amended and restated November 1, 1999, to reflect the requirements of recent legislation affecting statutory changes and regulations. For a description of the Plan, refer to the Summary Plan Description available at the Human Resources office of Textron.

The Plan is currently administered under the terms of a Trust Agreement, dated September 1, 1999, with Putnam Fiduciary Trust Company (the "Trustee" or "Putnam"). Putnam also serves as the Plan's recordkeeper.

Investment Options

Participants may elect to direct their employee contributions to the following funds: Textron Stock Fund, Putnam International Growth Fund, Putnam Voyager Fund, Putnam S&P 500 Index Fund, The George Putnam Fund of Boston, One Group Bond Fund, and the Stable Value Fund, which is primarily invested in various guaranteed investment contracts. Employer contributions are invested entirely in the Textron Stock Fund.

Contributions

Participants of the Plan are entitled to elect compensation deferrals up to 20% of their eligible compensation, within the limits prescribed by Section 401(k) of the Internal Revenue Code (the "Code"). Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Contributions from employees and employee compensation deferrals, which are matched 50% up to 5% of eligible salary by Textron subject to certain ERISA restrictions and plan limits, are recorded when Textron makes payroll deductions from participants' wages.

Before January 1, 2002, the Trustee invested 100% of all matching contributions, 50% of each participant's pre-tax contributions, and 50% of each participant's after-tax contributions in the Textron Stock Fund; and on and after January 1, 2002, the Trustee will invest only 100% of all matching contributions in the Textron Stock Fund, and each participant may elect how to invest the percentage of their pre-tax contributions and after-tax contributions.

Textron makes contributions to the Plan based on actual contribution levels. In addition, Textron may make additional discretionary contributions. There were no discretionary contributions made by Textron in 2001 or 2000. All forfeitures arising out of a participant's termination of employment for reasons other than retirement, disability or death are used to reduce future Textron contributions.

Transfers From Other Plans

During 2001, four plans merged into the Plan. The plans transferred include the Camcar Employer's Savings, Profit Sharing and Retirement Plan, the Elco Textron Inc. Profit Sharing and Savings Plan, the Edward and Associates, Inc. Defined Contribution 401(k) Plan and the Flexalloy, Inc. Retirement Savings Plan.

Benefits

In the event a participant ceases to be an employee or becomes totally disabled while employed, all of his or her account, to the extent then vested, shall become distributable. Distributions to participants whose accounts hold more than forty whole shares of Textron Inc. common stock were in the form of Textron Inc. common stock and effective June 1, 2001, all distributions are in the form of cash unless Textron stock is requested. An account will be distributed in a single payment if the value of the account is less than $5,000 when the account first becomes distributable. If the value of the account is $5,000 or more when the account first becomes distributable, a participant is not required to take a distribution immediately. However, current federal law requires Textron to begin to distribute accounts by April 1 of the year following the year in which the participant reaches age 70 1/2. A participant is always vested in the portions of his or her account attributable to his or her own contributions and compensation deferrals and to discretionary contributions by Textron. Employees of discontinued operations become fully vested upon approval of the Textron Benefits Committee. The Plan provides for full vesting of a participant's account in the event of his or her termination of employment, other than for cause, within two years after a change in control of Textron. Benefits are recorded when paid.

Vesting

Textron's 50% matching contributions vest based on the length of service in the Plan as follows:

Months of Service	Vested Percentage

24 months but less than 36 months	25%
36 months but less than 48 months	50%
48 months but less than 60 months	75%
60 months or more	100%

Participant Accounts

A separate account is maintained for each participant and is increased by (a) the participant's contributions and compensation deferrals, (b) Textron's matching contribution, and by the pro rata share of additional discretionary contributions made by Textron, if any, and (c) plan income (loss), and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Participant Notes Receivable

Active participants may have one loan outstanding and may borrow a minimum of $1,000 up to a maximum of the lesser of one-half of their vested balance or $50,000 less the participant's highest outstanding loan balance during the twelve-month period preceding the new loan request. Interest is charged at a rate of Wall Street Journal Prime Rate plus 1%, as of the first business day of the month. A $50 fee will be charged to the participant to cover the cost of administration. The loan terms may range from one to five years and are repaid primarily through automatic payroll deductions.

Plan Termination

Although it has not expressed any intent to do so, Textron has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

2.  Significant Accounting Policies

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

Except for investment contracts, the Plan's investments are stated at fair value which, in general, equals the quoted market price on the last business day of the Plan year. The shares of mutual funds are valued at quoted market prices which represent the net asset values of shares held by the Plan at year end. The participant loans are valued at their outstanding balances, which approximate fair value.

Insurance contracts are recorded at their contract values, which represent contributions and reinvested income, less any withdrawals, plus accrued interest, because these investments have fully benefit responsive features. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. However, withdrawals influenced by Company-initiated events, such as in connection with the sale of a business, may result in a distribution at other than contract value. There are no reserves against contract values for credit risk of contract issues or otherwise. The fair value of the investment contracts at December 31, 2001 and 2000, was approximately $133 million and $119 million, respectively. The average yield was approximately 6.5% and 6.8%, respectively. The crediting interest rate for these investment contracts is reset annually by the issuer but cannot be less than zero and ranged from 5.5% to 7.75% for both years.

The fair values of insurance contracts presented above are estimates of the fair value of the insurance contracts at a specific point in time using available market information and appropriate valuation methodologies. These estimates are subjective in nature and involve uncertainties and significant judgment in the interpretation of current market data. Therefore, the fair values presented are not necessarily indicative of amounts the Plan could realize or settle currently. The Plan does not necessarily intend to dispose of or liquidate such instruments prior to maturity.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Administrative Expenses

All administrative expenses are paid from Plan assets.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassification

Certain amounts in the 2000 financial statements have been reclassified to conform to the 2001 presentation.

3.  Investments

During 2001 and 2000, the Plan's investments (including investments purchased, sold, as well as held during the year) depreciated in fair value as follows:

	Year ended December 31
	2001	2000
	(In thousands)
Investments at fair value as determined by quoted market price:
Textron Inc. common stock	$(109,217)	$(620,885)
Mutual funds	(49,719)	(15,177)
	$(158,936)	$(636,062)

Investments that represent 5% or more of the fair value of the Plan's net assets available for benefits are as follows:
	December 31
	2001	2000
	(In thousands)
Textron Inc. common stock*	$914,388	$974,867
Putnam S&P 500 Index Fund	175,572	191,673

* Nonparticipant directed

 4.  Nonparticipant-Directed Investments

Information about the net assets and the significant components of changes in net assets related to the nonparticipant-directed investments is as follows:
	December 31
	2001	2000
	(In thousands)
Investments, at fair value:
Textron Inc. common stock	$ 914,388	$ 974,867

	December 31
	2001	2000
	(In thousands)
Changes in net assets:
Contributions	$ 137,165	$ 124,315
Dividends	27,532	26,605
Net depreciation	(109,217)	(620,885)
Benefits paid to participants	(91,178)	(104,519)
Transfers to participant-directed investments	(24,781)	(23,371)
Total	$ (60,479)	$(597,855)

Effective January 1, 2002, only the Textron matching contribution is restricted to the Textron Stock Fund. All other employee contributions are participant directed.

5. Differences between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:
	December 31
	2001	2000
	(In thousands)

Net assets available for benefits per financial statements	$1,387,936	$1,388,205
Amounts allocated to withdrawn participants	(62)	(590)
Net assets available for benefits per Form 5500	$1,387,874	$1,387,615

5.  Differences between Financial Statements and Form 5500 (continued)

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:
	2001	2000
	(In thousands)

Benefits paid to participants per the financial statements	$164,615	$166,415
Add: Amounts allocated on Form 5500 to withdrawn participants at the end of the year	62	590
Less: Amounts allocated on Form 5500 to withdrawn participants at the beginning of the year	(590)	(3,230)
Benefits paid to participants per Form 5500	$164,087	$163,775

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet paid.

6.  Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated October 3, 1995, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

7.  Subsequent Events

Effective January 1, 2002, four new funds have been added to the Plan options. These include the Putnam Capital Opportunities Fund, the Putnam Asset Allocation: Balanced Portfolio, the Putnam Equity Income Fund, and the One Group High Yield Fund.

Effective January 1, 2002, the Plan designated the Textron Stock Fund as an ESOP and designated the remainder of the Plan as a profit-sharing plan. The employee stock ownership portion of the Plan and the profit-sharing portion of the Plan shall constitute a single plan.

Effective January 1, 2002, employees can contribute from 1% to 40% of eligible compensation and make changes to their account on a daily basis.

Textron Savings Plan

Employer Identification Number 05-0315468
Plan Number 030

Schedule H, Line 4i, Schedule of Assets (Held at End of Year)
(Dollars In Thousands)

December 31, 2001

Identity of Issue	Description of Investments, Including Rate of Interest and Number of Shares or Units	Cost	Current Value

Common Stock:
Textron Inc.*	22,054,000	$ 811,486	$ 914,388

Common/Collective Trust Funds:
SEI Stable Asset Fund	5.5%		8,034
Dwight Managed Unwrapped	Variable rate		15,558
The Boston Company Money Market Fund	2.14%		1,794
Total Common/Collective Trust Funds			25,386

Mutual Funds:
Putnam S&P 500 Index Fund*	6,304		175,572
Putnam Voyager Fund*	1,984		35,251
Putnam International Growth Fund*	756		15,082
The George Putnam Fund of Boston*	2,127		35,673
One Group Bond Fund	2,799		30,061
Total Mutual Funds			291,639

Insurance Contracts:
AIG Life Insurance Co.
Matures 12/15/04	6.05%		5,883
Allstate Insurance Co.
Matures 01/14/05	7.75%		5,595
CDC Investment Management Co.,	5.73%		35,669
Canada Life
Matures 12/15/03	7.64%		11,205

Textron Savings Plan

 Employer Identification Number 05-0315468
Plan Number 030

Schedule H, Line 4i, Schedule of Assets (Held at End of Year) (continued)

(Dollars In Thousands)

Identity of Issue	Description of Investments, Including Rate of Interest and Number of Shares or Units	Cost	Current Value
Insurance Contracts (continued)
State Street Bank	6.36%		36,624
Principal Life Insurance Co.
Matures 12/14/02	5.52%		5,869
Travelers Insurance Co.
Matures 9/15/03	7.58%		11,197
Massachusetts Mutual Life Insurance Co.
Matures 6/15/04	6.15%		8,188
Monumental Life Insurance Co.
Matures 12/16/02	5.51%		5,869
Total Insurance Contracts			126,099

Participant notes receivable	5.84% - 10.05%		22,534
Total assets held for investment purposes			$1,380,046

* Indicates party-in-interest to the Plan

Textron Savings Plan

Employer Identification Number 05-0315468
Plan Number 030

Schedule H, Line 4j, Schedule of Reportable Transactions
(Dollars In Thousands)

Year ended December 31, 2001

Identity of Party	Description	Purchase Price	Selling Price	Cost of Assets	Current Value of Asset on Transaction Date	Net Gain (Loss)

Category (iii) - Series of transactions in excess of 5% of plan assets

Textron Inc. Common Stock	Purchase of 3,811,114 shares in 813 transactions	$183,004		$183,004	$183,004

Textron Inc. Common Stock	Sale of 2,721,541 shares in 1,704 transactions		$133,240	99,552	133,240	$33,688

There were no category (i), (ii), or (iv) reportable transactions during the year ended December 31, 2001.